SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                         Amendment No. 3



                      L. LURIA & SON, INC.

                        (Name of Issuer)



                  Common Stock, $0.01 Par Value

                 (Title of Class of Securities)



                           550484-10-9

                         (CUSIP Number)






Check the following box if a fee is being paid with this statement
[   ].  (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).
















                      CUSIP No. 550484 10 9

(1)  Names of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Persons
     Leonard Luria

(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)  (a)           (b)

(3)  SEC Use Only

(4)  Citizenship or Place of Organization                 U.S.A.

     Number of        (5)   Sole Voting Power            422,606(1)
   Shares Bene-
     ficially         (6)   Shared Voting Power            -0-
     Owned by
   Each Report-       (7)   Sole Dispositive Power       420,850(1)
    ing Person
       With           (8)   Shared Dispositive Power       -0-

(9)   Aggregate Amount Beneficially Owned by Each Reporting
      Person    422,606(1)(2)

(10)  Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares (See Instructions)    [X]

(11)  Percent of Class Represented by Amount in Row (9)     9.4%(3)

(12)  Type of Reporting Person (See Instructions)       IN


Item 1(a).  Name of Issuer:

            L. LURIA & SON, INC.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            5770 Miami Lakes Drive
            Miami, Florida 33014

Item 2(a).  Name of Person Filing:

            Leonard Luria

Item 2(b). Address of Principal Business Office or, if none, residence:

            5770 Miami Lakes Drive
            Miami, Florida 33014

Item 2(c).  Citizenship:

            U.S.A.

Item 2(d).  Title of Class of Securities:

            Common Stock, $.01 Par Value

Item 2(e).  CUSIP Number:

            550484 10 9

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), identify the status of the person filing.

            Not applicable.

Item 4.     Ownership.

     (a)    Amount Beneficially Owned:    422,606(1)(2)

     (b)    Percent of Class:      9.4%(3)

     (c)    Number of shares as to which such person has:

            (i)   sole power to vote or to             422,606(1)
                    direct the vote
            (ii)  shared power to vote or to             -0-
                    direct the vote
            (iii) sole power to dispose or to          420,850(1)
                    direct the disposition of
            (iv)  shared power to dispose or to           -0-
                    direct the disposition of


Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the
          class of securities, check the following [   ].

Item 6.   Ownership of More than Five Percent on Behalf of Another
          Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
          Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the
          Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.



(1) Includes 2,806 shares of Common Stock (including 1,756 shares held pursuant to Issuer's 401(k) plan, with respect to which Mr. Luria does not have dispositive power) and 419,800 shares of Class B Stock, all of which are immediately convertible into Common Stock. Voting power is calculated assuming conversion of Class B Stock into Common Stock. Shares of Class B Stock are entitled to ten votes for each share held and vote separately as a class for the election of directors.

      Class B shares are entitled to elect 75% of the directors of the Issuer, rounded down to the nearest whole number. At December 31, 1995, Leonard Luria had shares of capital stock entitling him to approximately 20.6% of the voting rights of the Issuer on all matters other than the election of directors, taking into consideration the ten votes for each share of Class B Stock.

(2) At December 31, 1995, 7,983 shares of the Issuer's Common Stock, 913,905 shares of the Issuer's Class B Stock and options to purchase 183,333 shares of Common Stock were held by Leonard Luria's wife and children, not including 3,600 shares of Class B Stock held by spouses of his children, but including 1,897 shares of Common Stock and 100,000 shares of Class B Stock held by his wife, 127,457 shares of Class B Stock with respect to which his wife is a co-trustee and 29,000 shares of Class B Stock held in trust for the benefit of Leonard Luria by trustees, Nancy Luria-Cohen and Henry S. Luria, two of his children. His wife or children have the power to vote, or to direct the voting of, and the power to dispose, or to direct the disposition of, the foregoing securities. Leonard Luria disclaims beneficial ownership of such securities.

(3) Calculated on the basis of 4,076,880 shares of Common Stock outstanding on December 31, 1995. Also includes as outstanding the shares of Class B Stock identified in footnote (1) above.
















                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 13, 1996                        /s/ Leonard Luria
                                           Leonard Luria